Item 77I Deutsche Gold & Precious Metals Fund
(a series of Deutsche Securities Trust)


On December 11, 2017, Deutsche Real Assets Fund, a series of Deutsche Market Trust, acquired all of the net assets of Deutsche Gold & Precious Metals
Fund, a series of Deutsche Securities Trust, pursuant to a plan of reorganization approved by the Board of Trustees of Deutsche Securities Trust, on behalf of Deutsche Gold & Precious Metals Fund, and by the Board of Trustees of Deutsche Market
Trust, on behalf of Deutsche Real Assets Fund, on
May 17, 2017; and approved by the shareholders of Deutsche Gold & Precious Metals Fund on
November 21, 2017.